UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 27, 2012

Barclays PLC and Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F                X                                      Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-153723, 333-167232 AND 333-173899) AND FORM F-3 (333-173886) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit 99.1	Results of Barclays PLC and Barclays Bank PLC as of, and for the six months ended, 30 June 2012.

Exhibit 99.2	Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the six months ended, 30 June 2012.

Exhibit 99.3	A table setting forth the issued share capital of Barclays PLC and the Barclays PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2012.

Exhibit 99.4	A table setting forth the issued share capital of Barclays Bank PLC and the Barclays Bank PLC Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS PLC

(Registrant)

Date: July 27, 2012	By:

/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary

BARCLAYS BANK PLC

(Registrant)

Date: July 27, 2012	By:

/s/ Marie Smith
Name: Marie Smith

Title: Assistant Secretary